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GGL Diamond Corp.

904-675 West Hastings St.
Vancouver, BC V6B 1N2
Phone: 604-688-0546
Fax: 604-688-0378

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July 26, 2005

PRESS RELEASE

GGL acquires leases, including areas adjacent to Doyle Lake; plans further exploration of four diamondiferous sills

VANCOUVER, British Columbia – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) is pleased to announce that the Company has agreed to acquire 21 mining leases from Mountain Province Diamonds Inc. (MPV), Camphor Ventures Inc. (CV), and De Beers Canada Inc. The leases are on property, which, in part, adjoins the LA-1 claim on the 100% GGL-owned Doyle Lake property, and are subject to Royalty Agreements, in which royalties total 1.5% .

GGL has agreed to keep the leases (a total of 51,109 acres) in good standing and to submit three yearly lease rental period payments to the NWT Mining Recorders Office. GGL plans to review the exploration results from the leases acquired and to continue exploration.

The leases contain the MZ Lake kimberlite 'sills' (shallow-dipping sheet-like kimberlite bodies), four of which have been determined to be diamondiferous. The kimberlite formations vary from a few cm to over three metres in thickness. In a News Release dated December 18, 2002, MPV noted that more work would be needed to determine the potential of the MZ Lake sills.

One of the sills, named Sill-73, appears to extend at least one kilometre along strike. The thickness of drill intersections varied from 7 cm to 2.19 m with the largest combined kimberlite intersection in one hole being 3.49 m, between 14.66 m and 19 m depth from surface. The largest number of micro-diamonds was recovered from drill hole MPV-01-73; a total of 28 diamonds were recovered from five kg.

Seventeen of the acquired leases extend approximately 15 km west and 8 km north of the adjoining LA-1 mineral claim of GGL's 100% owned Doyle claims. Two of the acquired leases are centred 5 km north of the Kennady Lake kimberlite pipes and adjoin the leases containing them, and two of the acquired leases are north of and adjoin the leases containing the Kelvin and Faraday kimberlite bodies.

GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.